NFO RESEARCH, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                         PAGE
                                                                                        NUMBER
                                                                                        ------


Consolidated Financial Statements for the years ended December 31, 1996, 1995 and 1994:

   Independent Auditors' Reports....................................................    F2 & F3

   Consolidated Balance Sheets......................................................    F-4

   Consolidated Income Statements...................................................    F-5

   Consolidated Statements of Stockholders' Equity..................................    F-6

   Consolidated Statements of Cash Flows............................................    F-7

   Notes to Consolidated Financial Statements.......................................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and
   Stockholders of NFO Research, Inc.:



We have audited the accompanying consolidated balance sheets of NFO Research, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NFO Research, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The schedule referred to in Item 14 is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.


/s/ ARTHUR ANDERSEN LLP
-----------------------
New York, New York,
 February 18, 1997, except for Note 19,
 as to which the date is March 20, 1997.

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
NFO Research, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of NFO Research, Inc. and subsidiaries for the year ended December 31, 1994. Our audit also included the financial statement schedule referred to in Item 14. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of NFO Research, Inc. and subsidiaries for the year ended December 31, 1994 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.




/s/ DELOITTE & TOUCHE LLP
-------------------------
Ann Arbor, Michigan
February 17, 1995

Consolidated Balance Sheets

As of December 31, 1996 and 1995
(in thousands, except per share data)

                                                                              1996           1995
                                                                              ----           ----
Assets
Current Assets
  Cash and Cash Equivalents                                               $   4,086      $   5,677
  Receivables:
    Trade, Less Allowance for Doubtful Accounts
      of $143 and $139 in 1996 and 1995, respectively                        24,728         14,155
    Unbilled Receivables                                                      3,963          3,188
  Prepaid Expenses and Other Current Assets (Note 8)                          3,309          2,734
                                                                          ---------      ---------
    Total Current Assets                                                     36,086         25,754
                                                                          ---------      ---------
Property and Equipment, Net (Note 3)                                         11,013          8,756
                                                                          ---------      ---------
Customer Lists, Goodwill and Other Intangible Assets (Notes 2 and 4)         49,412         26,501
                                                                          ---------      ---------
Other Assets
  Deferred Income Taxes (Note 8)                                              2,074          4,137
  Other (Note 18)                                                             2,872          1,616
                                                                          ---------      ---------
    Total other assets                                                        4,946          5,753
                                                                          ---------      ---------
Total Assets (Note 5)                                                     $ 101,457      $  66,764
                                                                          =========      =========

Liabilities and Stockholders' Equity
Current Liabilities
  Current Maturities of Long-Term Debt (Note 5)                           $     459      $     643
  Accounts Payable                                                            2,182          1,543
  Accrued Liabilities (Note 6)                                               13,568          8,700
  Customer Billings in Excess of Revenues Earned                              9,106          7,019
                                                                          ---------      ---------
    Total Current Liabilities                                                25,315         17,905
                                                                          ---------      ---------
Long-Term Liabilities
  Long-Term Debt, Less Current Portion (Note 5)                               4,821          1,409
  Accrued Pension, Postretirement Benefits and Other (Notes 9 and 10)         4,579          3,429
                                                                          ---------      ---------
    Total Long-Term Liabilities                                               9,400          4,838
                                                                          ---------      ---------
    Total Liabilities                                                        34,715         22,743
                                                                          ---------      ---------

Commitments and Contingencies (Notes 7, 16, and 18)

Stockholders' Equity (Note 11)
  Serial Preferred Stock, Par Value $.01 per Share;
    5,000 Shares Authorized; None Issued
  Common Stock, Par Value $.01 per Share; 60,000 shares
    authorized; 10,280 and 9,428 shares issued and
    outstanding at December 31, 1996 and 1995, respectively                     103             63
  Additional Paid-In Capital                                                 40,541         27,222
  Retained Earnings                                                          26,421         17,405
  Additional Minimum Liability, Net of Income Taxes (Note 9)                   (323)          (669)
                                                                          ---------      ---------
    Total Stockholders' Equity                                               66,742         44,021
                                                                          ---------      ---------
Total Liabilities and Stockholders' Equity                                $ 101,457      $  66,764
                                                                          =========      =========


See notes to consolidated financial statements.

Consolidated Income Statements

For the years ended December 31, 1996, 1995 and 1994
(in thousands, except per share data)



                                                 1996         1995         1994
                                                 ----         ----         ----

Revenues (Notes 2 and 15)                     $109,162     $ 73,098     $ 61,545

Costs and Expenses
   Cost of Revenues                             48,329       32,356       26,783
   Selling, General and Administrative          39,279       25,559       22,355
   Amortization of Intangible Assets             2,891        2,157        2,031
   Depreciation                                  1,668        1,239        1,026
                                              --------     --------     --------
Operating Income                                16,995       11,787        9,350

Interest Expense, Net (Note 12)                    216           26          103

Other Expenses (Notes 4 and 18)                    453         --            258
                                              --------     --------     --------
Income Before Income Taxes                      16,326       11,761        8,989

Provision for Income Taxes (Note 8)              7,310        5,040        3,408
                                              --------     --------     --------
Net Income                                    $  9,016     $  6,721     $  5,581
                                              ========     ========     ========
Earnings per Share (Note 13)                  $    .83     $    .69     $    .59
                                              ========     ========     ========


See notes to consolidated financial statements.

Consolidated Statements of
Stockholders' Equity

For the years ended December 31, 1996, 1995 and 1994
(in thousands)


                                                                               Additional                Additional        Total
                                                     Common        Common       Paid-In      Retained     Minimum      Stockholders'
                                                     Shares         Stock       Capital      Earnings     Liability       Equity
                                                     ------         -----       -------      --------     ---------       ------
Balance at December 31, 1993                          9,000      $     40      $ 23,242      $  5,103     $   (511)     $ 27,874
   Acquisition (Note 18)                                268             1         2,400                                    2,401
   Stock Split (Note 11)                                               21           (21)                                      --
   Other Issuances                                       46                         324                                      324
   Reduction of Additional Minimum Liability,
      Net of Income Taxes (Note 9)                                                                             178           178
   Net Income                                                                                   5,581                      5,581
                                                     ------      --------      --------      --------     --------      --------
Balance at December 31, 1994                          9,314      $     62      $ 25,945      $ 10,684     $   (333)     $ 36,358

   Acquisition (Note 18)                                 27                         361                                      361
   Other Issuances                                       87             1           916                                      917
   Accrual of Additional Minimum Liability,
   Net of Income Taxes (Note 9)                                                                               (336)         (336)
   Net Income                                                                                   6,721                      6,721
                                                     ------      --------      --------      --------     --------      --------
Balance at December 31, 1995                          9,428      $     63      $ 27,222      $ 17,405     $   (669)     $ 44,021

   Acquisitions (Note 18)                               752             8        12,077                                   12,085
   Stock Split (Note 11)                               --              31           (31)                                      --
   Other Issuances                                       78             1         1,132                                    1,133
   Reduction of Additional Minimum Liability,
      Net of Income Taxes (Note 9)                                                                             346           346
   Conversion of Note Payable (Notes 5 and 18)           22          --             141                                      141
   Net Income                                                                                   9,016                      9,016
                                                     ------      --------      --------      --------     --------      --------
Balance at December 31, 1996                         10,280      $    103      $ 40,541      $ 26,421     $   (323)     $ 66,742
                                                     ======      ========      ========      ========     ========      ========


The shares presented reflect 3 for 2 stock splits effected on April 5, 1994 and February 5, 1996 (Note 11).

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 1996, 1995 and 1994
(in thousands)


                                                                      1996          1995          1994
                                                                      ----          ----          ----
Cash Flows From Operating Activities
   Net Income                                                      $  9,016      $  6,721      $  5,581
   Adjustments to Reconcile Net Income to Net Cash Provided
   by Operating Activities:
     Amortization of Intangible Assets                                2,891         2,157         2,031
     Depreciation                                                     1,668         1,239         1,026
     Write-off of Debt Issuance Costs                                                               258
     Deferred Income Taxes                                              (99)         (196)          178
     Equity Interest in Net Loss of Joint Venture                       453
                                                                   --------      --------      --------
        Subtotal                                                     13,929         9,921         9,074

   Change in Assets and Liabilities that Provided (Used) Cash,
   Net of Effects of Acquisitions:
     Trade Receivables                                               (6,060)       (3,072)       (2,613)
     Unbilled Receivables                                              (478)       (2,834)          (18)
     Prepaid Expenses and Other Current Assets                         (287)         (856)         (159)
     Accounts Payable and Accrued Liabilities                         1,962         1,677          (269)
     Customer Billings in Excess of Revenues Earned                  (1,456)         (908)        1,453
     Other, Net                                                        (668)           53          (254)
                                                                   --------      --------      --------
        Net Cash Provided by Operating Activities                     6,942         3,981         7,214
                                                                   --------      --------      --------

Cash Flows From Investing Activities
   Acquisitions (Net of Cash Acquired)                               (7,258)         (361)       (1,999)
   Capital Expenditures, (Net of Minor Disposals)                    (3,326)       (2,097)       (1,385)
   Purchase of Intangible Assets                                        (70)         (255)
   Investments in Joint Venture                                        (999)       (1,290)
                                                                   --------      --------      --------
     Net Cash Used in Investing Activities                          (11,653)       (4,003)       (3,384)
                                                                   --------      --------      --------

Cash Flows From Financing Activities
   Issuance of Common Stock, Net of Expenses                            769           687           324
   Payments on Long-Term Debt                                       (11,522)       (1,085)       (2,978)
   Principal Payments on Capital Lease Obligations                     (127)         (191)         (183)
   Proceeds from Line of Credit                                      14,000
                                                                   --------      --------      --------
        Net Cash Provided by (Used in) Financing Activities           3,120          (589)       (2,837)
                                                                   --------      --------      --------

Increase (Decrease) In Cash And Cash Equivalents                     (1,591)         (611)          993
Cash And Cash Equivalents, Beginning Of Period                        5,677         6,288         5,295
                                                                   --------      --------      --------
Cash And Cash Equivalents, End Of Period                           $  4,086      $  5,677      $  6,288
                                                                   ========      ========      ========


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 1996, 1995 and 1994


1. Business

NFO Research, Inc. together with its subsidiaries (the "Company") is a leading provider of custom and syndicated market information to America's largest companies, as well as the international business community. The company gathers information primarily using a proprietary panel of pre-recruited consumer households (the "Panel").


2. Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements include the accounts of the Company and all subsidiaries. All significant intercompany accounts and transactions have been eliminated.

   Revenue Recognition - The Company recognizes revenue on projects, which are substantially all short-term, by generally applying recent historical contribution margins to project costs as incurred. A provision for anticipated losses is recorded in the period in which they first become determinable.

   Cash and Cash Equivalents - The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

   Depreciation - The Company provides depreciation over the estimated useful lives of the depreciable assets using the straight-line method.

   Intangible Assets - The Company provides amortization of these assets using the straight-line method over their estimated period of benefit or contractual life, principally as follows:

                                          Years
                                          -----
Customer Lists                            15-20
Customized Software                           5
Debt Issuance Costs                           5
Goodwill                                   5-30

   The Company periodically evaluates the recoverability of goodwill and other intangible assets by assessing whether the unamortized intangible assets can be recovered from undiscounted future cash flows from operations.

   Panel - The Company enhances and rebuilds its Panel on a continuous basis, and the related costs are charged to expense as incurred. The Company expensed $1,347,000, $933,000, and $1,061,000 on Panel enhancing and rebuilding in 1996,
1995 and 1994, respectively.

   Income Taxes - Deferred income taxes are recorded to reflect the tax consequences of differences between the tax bases of the Company's assets and liabilities and their financial reporting amounts at each balance sheet date.

   Fair Value of Financial Instruments - The following methods and assumptions were used to estimate the fair value of each category of the Company's financial instruments.

   Cash and Short-Term Financial Instruments - The carrying amount approximates fair value due to the short maturity of these instruments.

   Long-Term Financial Instruments - The fair value has been estimated using the expected future cash flows discounted at market interest rates as adjusted for conversion privileges. Fair value of long-term debt exceeded the carrying amounts by approximately $170,000 and $400,000 at December 31, 1996 and 1995, respectively.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3. Property and Equipment

Property and equipment, including equipment held under capital leases (Note 5), consists of the following at December 31, 1996 and 1995 (in thousands):

                                     Estimated
                                    Useful Lives          1996          1995
                                    ------------          ----          ----
Land                                                   $  1,663      $    933
Buildings and
        Leasehold Improvements       10-40 years          5,157         4,998
Data Processing and
        Communications Equipment     3-5 years            5,979         4,485
Furniture and Other
        Equipment                    4-8 years            4,010         2,388
                                     -----------       --------      --------
                Total                                  $ 16,809      $ 12,804
Less Accumulated
        Depreciation and
        Amortization                                     (5,796)       (4,048)
                                                       --------      --------
                Total                                  $ 11,013      $  8,756
                                                       ========      ========

4. Intangible Assets

Intangible assets consist of the following at December 31, 1996 and 1995 (in thousands):

                                                                                                         1996        1995
                                                                                                         ----        ----

Customer Lists, Net of Amortization of $6,548 and $5,299 in 1996 and 1995, respectively                $14,789     $10,440

Customized Software, Net of Amortization of $1,635 and $1,406 in 1996 and 1995, respectively              --           229

Debt Issuance and Other costs, Net of Amortization of $338 and $224 in 1996 and 1995, respectively         332         386

Goodwill, Net of Amortization of $3,665 and $2,366 in 1996 and 1995, respectively                       34,291      15,446
                                                                                                       -------     -------
Total                                                                                                  $49,412     $26,501
                                                                                                       =======     =======


   The Company wrote off unamortized debt issuance costs of $258,000 in 1994 in conjunction with the replacement of an existing debt agreement with a new one.


5. Long-Term Debt

Long-term debt consists of the following at December 31, 1996 and 1995 (in thousands):

                                                                                                                   1996       1995
                                                                                                                   ----       ----

Industrial Development Revenue Bonds Due in Monthly Installments of $37 Including Interest
   at 70 Percent of the Prime Rate (effective rate of 5.8 Percent at December 31, 1996 and 6.0 Percent at December 31, 1995) through September 1997. The Bonds Are Collateralized by Real Estate with
   a Net Book Value of $1,064 at December 31, 1996                                                               $   281    $   672

Industrial Development Revenue Bonds Due in Monthly Installments of $10, Plus Interest at 80 Percent
   of the Prime Rate (effective rate of 6.6 Percent at December 31, 1996 and 6.8 Percent at December 31, 1995)
   through January 2004. The Bonds Are Collateralized by Real Estate with a Net Book Value of $1,349
   at December 31, 1996                                                                                              876      1,001

Note Payable to Banks under a Revolving Credit Agreement Due December 31, 1999, with Interest
   Ranging Between 6.3 Percent and 6.4 Percent                                                                     4,000       --

Note Payable (Face Amount of $125 in 1996 and $375 in 1995) Due November 2004, with
   Interest Imputed at 7.0 Percent. Holder Has Option to Convert All or Part of Note to Common
   Stock of the Company                                                                                               69        198

Obligations Under Long-Term Capital Leases, Due in Monthly Installments of $13 through January 1997,
   and $6 through October 1997, Interest Ranging between 9.6 percent and 9.7 percent                                  54        181
                                                                                                                 -------    -------
Total                                                                                                              5,280      2,052

Less Current Maturities                                                                                             (459)      (643)
                                                                                                                 -------    -------
Total                                                                                                            $ 4,821    $ 1,409
                                                                                                                 =======    =======

   The Company has a revolving line of credit agreement with three major banks which provides for borrowings up to $45 million. The agreement expires on December 31, 1999, and is secured by substantially all assets of the Company. At December 31, 1996, there was $4 million outstanding under this agreement. There were no borrowings outstanding under this agreement at December 31, 1995.

   The available line of credit under the revolving credit agreement was reduced by $5,000,000 in December 1996, and will be reduced by $10,000,000 on December 29, 1997 and 1998. The credit agreement also has certain mandatory reductions due to excess cash flow (as defined), asset sales in excess of specified amounts and a portion of the net proceeds received from any public issuances of securities of the Company.

   Interest is payable quarterly on the outstanding balance at variable rates depending on the Company's leverage ratio as defined in the agreement. The rates are based on specified margins above the Eurodollar Rate, the Federal Funds Rate or the Prime Rate, at the Company's option. Commitment fees are payable quarterly at varying rates depending on the Company's leverage ratio (as defined in the agreement).

   The revolving credit agreement includes covenants which require the Company to maintain certain financial ratios and net worth levels and place certain restrictions on investments, sales of assets, issuance of new debt, payment of dividends, incurring of liens and the guarantee of obligations of third parties.

   Required principal payments on long-term debt and capital lease obligations are as follows at December 31, 1996 (in thousands):

                                                      Capital
                                               Debt    Leases
                                               ----    ------
1997                                          $ 405      $56
1998                                            125
1999                                          4,125
2000                                            125
2001                                            125
Thereafter                                      377
                                             ------      ---
Total                                         5,282       56
Less Amount Representing Interest               (56)      (2)
                                             ------      ---
Present Value of Minimum Payments            $5,226      $54
                                             ======      ===



6. Accrued Liabilities

Accrued liabilities consist of the following at December 31, 1996 and 1995 (in thousands):

                                             1996        1995
                                             ----        ----

Accrued Compensation and Payroll Taxes     $ 3,659     $ 2,064
Income Taxes Payable (Note 8)                1,231       1,078
Accrued Vacation                             1,032         849
Purchase Price Payable (Note 18)             3,733       1,047
Accrued Pension (Note 9)                       350         667
Accrued Profit Sharing (Note 9)                719         626
Other Accrued Liabilities                    2,844       2,369
                                           -------     -------
Total                                      $13,568     $ 8,700
                                           =======     =======


7. Operating Leases

The Company leases office space and equipment under noncancelable operating leases that expire at various dates through 2002. Certain of these leases are subject to rent review and contain escalation clauses. Future minimum annual payments required under the noncancelable leases as of December 31, 1996, are as follows (in thousands):

1997                          $2,325
1998                           2,328
1999                           1,644
2000                           1,434
2001                           1,269
Thereafter                       133
                              ------
Total                         $9,133
                              ======

   Rental expense for the years ended December 31, 1996, 1995 and 1994, including leases on a month-to-month basis, was approximately $2,638,000, $1,744,000, and $1,470,000, respectively.

   Certain of the Company's subsidiaries rent space in office buildings owned or partially owned by officers of the subsidiaries. Such rents, which are approximately $.5 million in 1996, are believed to be consistent with arms length transactions.

8. Income Taxes

The provision for income taxes is as follows for the years ended December 31, 1996, 1995, and 1994 (in thousands):

                                   1996         1995         1994
                                   ----         ----         ----
Current Provision:
   Federal                       $ 6,249      $ 4,100      $ 2,479
   State and Local                 1,160        1,136          751
                                 -------      -------      -------
Total                              7,409        5,236        3,230
                                 -------      -------      -------
Deferred Provision (Credit):
   Federal                           (85)        (167)         119
   State and Local                   (14)         (29)          59
                                 -------      -------      -------
Total                                (99)        (196)         178
                                 -------      -------      -------
Total Provision                  $ 7,310      $ 5,040      $ 3,408
                                 =======      =======      =======


   Temporary differences giving rise to the recorded deferred income tax asset at December 31, 1996 and 1995, are as follows (in thousands):

                                          1996       1995
                                          ----       ----
Depreciation and Amortization            $  610     $2,997
Pension, Postretirement Benefits and
   Deferred Compensation                    907      1,047
Vacation                                    341        305
State and Local Taxes                       364        282
Other                                       652        147
                                         ------     ------
Total                                    $2,874     $4,778
                                         ======     ======

   A reconciliation between the Company's effective tax rate and the U.S. statutory rate at December 31, 1996, 1995 and 1994, is as follows:


                                       1996       1995      1994
                                       ----       ----      ----
Statutory Rate                         34.6%      34.2%     34.0%
Nondeductible Expenses                  2.9        1.7       3.9
State and Local Income Taxes,
   Net of Federal Benefit               4.6        6.1       5.9
Section 197 Election (see below)                            (4.4)
Other                                   2.7        0.9      (1.5)
                                      -----      -----     -----
Effective Tax Rate                     44.8%      42.9%     37.9%
                                      =====      =====     =====

   In July 1994, the Company elected to adopt Section 197 of the Internal Revenue Code, which relates to the amortization of intangible assets. This election allows the Company to deduct some previously nondeductible amortization, including some goodwill, for tax purposes. As a result, the Company's effective tax rate for 1994 was reduced by 4.4 percent. Also as a result of the election, the Company recorded a $2.7 million reduction of goodwill and a reduction of tax expense of approximately $.5 million in 1994, relating principally to the deductibility of previously nondeductible intangible amortization for prior periods. In connection with the election, the Company made tax payments related to changes in intangible asset tax lives for prior periods of approximately $1 million during 1994. Those payments were provided for in prior periods, and therefore had no impact on 1994 earnings.


9. Employee Benefit Plans

The Company has a defined benefit pension plan covering substantially all its employees. Benefits provided by the plan are based on salary and years of service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

   The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheets at December 31, 1996 and 1995 (in thousands):

                                                      1996         1995
                                                      ----         ----
Actuarial Present Value of Benefit
   Obligations:
     Accumulated Benefit Obligation
        Including Vested Benefits of
        $5,087 and $4,588 at December 31,
        1996 and 1995, respectively                 $ 5,680      $ 5,135
                                                    =======      =======

     Projected Benefit Obligation for
        Service Rendered to Date                    $ 5,908      $ 5,248
Plan Assets at Fair Value (Principally
   Invested in Equity Securities and
   Guaranteed Fixed Income
   Insurance Contracts)                               5,113        3,554
                                                    -------      -------
     Projected Benefit Obligation
        in Excess of Plan Assets                        795        1,694
Unrecognized Net Experience Differences                (809)      (1,286)
Prior Service Cost                                       34           40
Adjustment Required to Recognize
   Minimum Liability before Income Taxes                547        1,133
                                                    -------      -------
Accrued Pension Cost                                $   567      $ 1,581
                                                    =======      =======


   The Company's required minimum funding amounts of $350,000 and $667,000, which are included in the above accrued pension cost, are included in current liabilities as of December 31, 1996 and 1995, respectively.

   Pension expense for the years ended December 31, 1996, 1995, and 1994 consists of the following (in thousands):

                                   1996       1995       1994
                                   ----       ----       ----

Service Cost                      $ 502      $ 405      $ 410
Interest Cost on Projected
        Benefit Obligation          411        347        303
Actual (Gain)/Loss on Assets       (740)      (488)        16
Net Amortization and Deferral       485        315       (180)
                                  -----      -----      -----
Net Periodic Pension Cost         $ 658      $ 579      $ 549
                                  =====      =====      =====

Assumptions used in determining pension plan amounts were as follows:

                                   1996       1995       1994
                                   ----       ----       ----
Discount Rate                      7.75%      7.75%       8.5%
Rate of Increase in
   Compensation Levels             4.75       4.75        5.0
Expected Long-Term Rate
   of Return on Assets              9.0        9.0        9.0

   The Company maintains a profit sharing plan, established under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees. Profit sharing contributions to the plan are at the discretion of the Company's Board of Directors and are generally tied to annual profit performance. The plan also contains a 401(k) feature whereby all eligible employees may contribute up to 15 percent of their basic compensation. The Company makes a matching contribution equal to 25 percent of the first 6 percent of each participant's voluntary contribution. The Company's total contributions related to the plan amounted to approximately $931,000, $801,000, and $700,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

   The Company has an unfunded, nonqualified deferred compensation plan for certain key executives. The plan provides, among other things, for certain deferred compensation to take effect on the employee's retirement, disability, death or other termination of employment. Long-term liabilities include approximately $692,000 and $314,000 at December 31, 1996 and 1995, respectively, representing the present value of the benefits expected to be provided based on the employees' service to that date.


10. Postretirement Benefit Programs

   The Company sponsors two defined benefit postretirement programs that cover salaried and nonsalaried employees. One program provides medical benefits, and the other provides life insurance benefits. The postretirement healthcare program is contributory, with retiree contributions adjusted annually; the life insurance program is noncontributory.

   The health care program currently requires the retiree to pay 50 percent of the cost of coverage for the retiree and dependents both before and after attaining age 65. For those retiring on or after January 1, 1994, the co-pay increases at age 65 to 75 percent of the cost of coverage for the retiree and 100 percent of the cost of coverage for dependents. In addition, an employee must complete 10 years of service after age 45 to be eligible for postretirement medical coverage. The Company does not fund its postretirement health care or life insurance programs.

   The following sets forth the programs' status reconciled with the amount shown in the Company's balance sheets at December 31, 1996 and 1995 (in thousands):

                                                    1996         1995
                                                    ----         ----
Accumulated Postretirement
Benefit Obligation:
   Retired Participants and Beneficiaries         $   392      $   367
   Fully Eligible Active Program Participants         417          324
   Other Active Program Participants                  309          228
                                                  -------      -------
     Accumulated Postretirement Benefit
        Obligation in Excess of
        Plan Assets                                 1,118          919
Unrecognized Net Loss                                (125)         (21)
                                                  -------      -------
Unfunded Accumulated Postretirement
   Benefit Obligation, Included in
   Long-Term Liabilities in the Accompanying
   Balance Sheet                                  $   993      $   898
                                                  =======      =======


   Net periodic postretirement benefit cost for 1996, 1995, and 1994 includes the following components (in thousands):


                                             1996      1995       1994
                                             ----      ----       ----
Benefits Attributed to Service
   During the Period                        $  72     $  46      $  48
Interest Cost on Accumulated
   Postretirement Benefit Obligation           76        61         50
Net Amortization and Deferral                   4        (2)
                                            -----     -----      -----
Net Periodic Postretirement
   Benefit Cost                             $ 152     $ 105      $  98
                                            =====     =====      =====

   The assumed discount rate used to measure the postretirement benefit obligation is 7.5 percent, 7.5 percent, and 8.25 percent, in 1996, 1995, and 1994, respectively.

   The health care trend rates assumed in the above estimates include an initial assumed rate of 10 percent, grading down to a level 5 percent over 8 years.

   The effect of a 1 percent increase in the assumed healthcare trend rates would be to increase the obligation at December 31, 1996, by approximately $145,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $23,000.


11. Capital Stock

Common Stock - In September 1996, the Company's Certificate of Incorporation was amended to increase the number of authorized shares of Common Stock to 60 million shares from 15 million shares.

   Stock Splits - On February 28, 1994, the Company's Board of Directors authorized a 3 for 2 stock split of the Company's common stock effected on April 5, 1994, for stockholders of record on March 15, 1994. As a result, approximately 2,063,000 additional shares were issued in 1994. Additionally, a 3 for 2 stock split was authorized on January 5, 1996, and effected on February 5, 1996, for stockholders of record on January 22, 1996. As a result, approximately 3,375,000 additional shares of NFO Common Stock were issued. All per share and share amounts in the accompanying financial statements have been restated to reflect both stock splits.

   Preferred Stock - In connection with the initial public offering, the Company authorized 5,000,000 shares of Serial Preferred Stock to be issued in one or more series, with the Board of Directors to have the authority to fix designations, preferences, powers and relative participating, optional or other rights and restrictions thereof.

   Stock Options - The Company has adopted the NFO Research, Inc. Stock Option Plan (the "Stock Option Plan"), the Directors' Stock Option Plan (the "Directors' Stock Option Plan"), and a Consultant's Plan. The Plans provide for the grant of "nonqualified" options to purchase shares of common stock. The exercise price of the options is the market value of the Company's common stock on the date of the grant. The number of shares of common stock reserved for issuance under the Stock Option Plan, the Directors' Stock Option Plan, and the Consultant's Plan is 1,875,000, 360,000, and 37,500 shares, respectively. If, as to any number of shares, any option granted pursuant to the Plans shall expire or terminate for any reason, such number of shares shall again be available for grant under the Plans.

   Under the Stock Option Plan, options become exercisable at such time or times as determined at the date of grant and expire not more than 10 years from the date of grant. Options granted under the Stock Option Plan generally become exercisable over a three-year period at the rate of one-third of the shares awarded each year.

   The Directors' Stock Option Plan provides that options on 15,000 shares be automatically granted to each nonemployee director upon initial election and that options on 7,500 shares be granted upon each occasion thereafter that the director is elected or reelected to such position. Under the Directors' Stock Option Plan, options become exercisable at any time after the six-month anniversary of the date the option was awarded and expire not more than five years from the date of grant.

   Under the Consultant's Plan the options are exercisable any time after the six-month anniversary of the date the option was awarded and expire five years from the date of grant.

   The Company applies Financial Accounting Standards Board Statement No. 123 (SFAS 123) in accounting for its stock-based compensation plans. In accordance with SFAS 123, the Company applies Accounting Principles Board Opinion No. 25 and related Interpretations for expense recognition. All stock options issued by the Company are exercisable at a price equal to the market price at the date of grant. Accordingly, no compensation cost has been recognized for any of the options granted under the Plans.

   A summary of the status of the Company's plans that issue options as of December 31, 1996 and 1995, and changes during the years ending on those dates, is presented below:

                                                   Number         Weighted
                                                 of Shares     Average Price
                                                 ---------     -------------
Outstanding at December 31, 1994                  778,950        $    8.01
Granted                                           283,500            14.70
Exercised                                         (76,200)            7.13
Cancelled/Expired                                 (21,000)            7.58
                                                ---------        ---------
Outstanding at December 31, 1995                  965,250            10.06
Granted                                           442,505            21.28
Exercised                                         (66,550)            7.55
Cancelled/Expired                                 (10,250)           11.36
                                                ---------        ---------
Outstanding at December 31, 1996                1,330,955        $   13.91
                                                =========        =========
Exercisable at December 31, 1995                  415,250        $    8.62
Exercisable at December 31, 1996                  676,447        $   10.01
Weighted-average fair-value of options
   granted during 1995                                           $    8.17
Weighted-average fair-value of options
   granted during 1996                                           $   12.04
Available for Grant at December 31, 1996          758,745

   The following table summarizes information about options outstanding at December 31, 1996:

                            Options Outstanding                     Options Exercisable
                   ---------------------------------------    -----------------------------
                                        Weighted-Average
                      Number     -------------------------       Number        Weighted-
Range of           Outstanding       Remaining     Exercise   Exercisable       Average
Exercise Prices    at 12/31/96   Contractual Life    Price    at 12/31/96   Exercise Prices
---------------    -----------   ----------------    -----    -----------   ---------------
6.67 - 11.15          553,950           3.7         $  7.89       466,950      $  7.78
11.16 - 15.83         336,000           7.3           14.15       167,002        13.40
15.84 - 22.75         441,005           9.3           21.28        42,495        21.12


   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions by year:

                                              1996               1995
                                              ----               ----
Risk-Free Interest Rate                        6.1%               6.0%
Expected Life                             6.8 years          6.6 years
Expected Volatility                             46%                46%


   Had compensation cost for the Plans been determined based on the fair value at the grant dates for awards under those Plans consistent with the method described in SFAS 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share, would have been reduced to the pro forma amounts indicated below:


(in thousands of dollars, except per share data)          1996         1995
                                                          ----         ----
Net Income
   As Reported                                           $9,016       $6,721
   Pro Forma                                             $7,337       $6,236
Earnings Per Share
   As Reported                                           $  .83       $  .69
   Pro Forma                                             $  .68       $  .64


   The Company cautions that the pro forma net income and per share results in the initial years of adoption are overstated due to the recognition of pro forma compensation cost over the vesting period.


12. Interest Expense, Net

Interest expense, net, consists of the following for the years ended December 31, 1996, 1995, and 1994 (in thousands):

                                     1996         1995         1994
                                     ----         ----         ----
Interest Income                     $(242)       $(292)       $(151)
Interest Expense                      458          318          254
                                    -----        -----        -----
Total                               $ 216        $  26        $ 103
                                    =====        =====        =====


13. Earnings Per Share

Earnings per share has been computed using the weighted average number of shares outstanding during each year including common stock equivalents, when dilutive, using the treasury stock method. Common stock equivalents include stock options, contingent acquisition consideration and convertible debt. Earnings per share have been restated to give effect to the Company's stock splits.


14. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 1996, 1995, and 1994 consists of the following (in thousands):

                                          1996       1995       1994
                                          ----       ----       ----
Cash Paid During the Period for:
     Interest                            $  462     $  307     $  269
                                         ======     ======     ======
     Income Taxes                        $6,674     $4,510     $4,208
                                         ======     ======     ======
Noncash Investing and Financing
Information:
   Increase in Goodwill Resulting
     from Contingent Purchase
        Price Earned (Note 18)           $3,733     $1,047     $  722
                                         ======     ======     ======
   Notes Payable Assumed
     in Acquisitions (Note 18)           $1,018       --       $  795
                                         ======     ======     ======
   Capital Lease Obligation Incurred
     on Leases for New Equipment                               $  173
                                                               ======

15. Major Customers

The Company's operations are conducted within one business segment, and revenues attributable to international customers are approximately 4% of total revenues.

   Net revenues from one major long-standing customer were approximately $12,843,000, $12,200,000, and $10,873,000 for the years ended December 31, 1996,
1995, and 1994, respectively.


16. Commitments and Contingencies

The Company has employment agreements with its principal executives and certain other key employees. These agreements generally do not extend more than three years and contain renewal options.

   The Company has an agreement with a stockholder requiring the Company to reimburse that stockholder $10,000 per month as a non-allocable expense reimbursement.


17. Quarterly Results of Operations (Unaudited)

Quarterly results were as follows (in thousands, except per share data):


                              First      Second       Third      Fourth
                              -----      ------       -----      ------
1996:
   Revenues                  $24,106     $25,644     $26,838     $32,574
   Earnings before Taxes       3,165       4,167       4,471       4,523
   Net Income                  1,701       2,240       2,475       2,600
   Earnings per Share        $   .16     $   .21     $   .23     $   .24

1995:
   Revenues                  $16,218     $17,353     $18,564     $20,963
   Earnings before Taxes       2,258       2,998       3,163       3,342
   Net Income                  1,285       1,728       1,782       1,926
   Earnings per Share        $   .13     $   .18     $   .18     $   .20


   Earnings per share were computed giving effect to a 3 for 2 stock split effected on February 5, 1996 (Note 11).


18. Acquisitions and Joint Ventures

On January 3, 1996, the Company acquired Migliara/Kaplan Associates, Inc. ("M/K") and substantially all the net assets of Chesapeake Surveys, Inc. ("CSI"). M/K is a full-service health care marketing information company with offices in Baltimore, Maryland and Princeton, New Jersey. CSI, a sister company of M/K, provides data collection and survey services such as focus groups and random telephone interviews. Of the total purchase price, approximately $11.45 million was paid at closing, approximately 31 percent of which was paid in cash and 69 percent in newly issued shares of NFO common stock. Additional portions of the purchase price are due based on M/K earnings, as defined, during the three years following the date of acquisition and payable approximately 30 percent in cash and 70 percent in NFO common stock. For the year ended December 31, 1996, the amount of additional purchase price actually earned was approximately $3.6 million.

   On January 3, 1996, the Company acquired Plog Research, Inc. ("Plog"). Plog supplies syndicated market research products, as well as marketing and forecasting services to the travel and tourism industries. Of the total purchase price, approximately $5 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO common stock. Additional portions of the purchase price are due based on Plog's earnings, as defined, during the three years following the date of acquisition and payable equally in cash and the Company's common stock. For the year ended December 31, 1996, the amount of additional purchase price actually earned was approximately $.1 million.

   On August 15, 1996, the Company acquired The SPECTREM Group, Inc. ("Spectrem"). Spectrem provides niche consulting and acquisition and divesture advisory services in the trust and investment areas to U.S. banks. Of the total purchase price, approximately $2.4 million was paid at closing, 50 percent in cash and 50 percent in newly issued shares of NFO common stock. The remaining purchase price is due based on Spectrem's earnings, as defined, during the three years following the date of acquisition.

   The 1996 acquisitions include allocations to goodwill and customer lists of $20.1 and $5.6 million, respectively. Spectrem's initial purchase price allocation was based on preliminary estimates of fair market value and is subject to revision.

   Effective January 1, 1994, the Company acquired Payment Systems, Inc. ("PSI"), a syndicated market research provider to the financial services industry. Of the total purchase price for PSI, $4.8 million was paid at closing in equal proportions of cash and NFO common stock (268,159 post-split shares). Additional portions of the purchase price were due based on PSI's earnings, as defined, during the two years following the date of acquisition and payable equally in cash and the Company's common stock. For the years ended December 31, 1995 and 1994, the amount of additional purchase price actually earned was $1,047,000 and $722,000, respectively. The excess of the pur-chase price over the fair market value of the net assets acquired resulted in allocations to goodwill and other intangibles of approximately $5.8 million.

   Effective November 30, 1994, the Company acquired Advanced Marketing Solutions, Inc. ("AMS"), a provider of custom "expert" computer software systems to the market research industry. Of the total purchase price for AMS, the Company paid $875,000 in cash and issued a non-interest bearing convertible subordinated note with a face value of $375,000 at closing. The note was converted in 1996 into 22,124 shares of the Company's common stock and a new non-interest bearing convertible subordinated note was issued with an eight-year life and a face value of $125,000. The note has been discounted to a net present value of $69,000 in the accompanying financial statements. The remainder of the purchase price is payable over the first three years after the acquisition, approximately 57 percent in cash and 43 percent in non-interest bearing convertible subordinated notes, subject to annual adjustments based on AMS's actual earnings, as defined, each year. During 1996 and 1995, no additional consideration was earned or payable. Substantially all of the purchase price was allocated to goodwill based on the fair value of the net assets acquired.

   All of the acquisitions described above were accounted for as purchases and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition.

   The unaudited consolidated results of operations on a pro forma basis as if M/K, CSI, and Plog had been acquired as of the beginning of the Company's fiscal year 1995 are as follows (in thousands, except per share amounts):


                                                    1995
                                                    ----
Revenue                                           $90,174
Net Income                                          6,771
Earnings per Share                                $   .65


   The pro forma effects of Spectrem and AMS are not material, and therefore, are not included.

   The Company entered into agreements in 1995 with IPSOS, S.A. ("IPSOS"), a major European marketing research firm, and LT Participations ("LT"), an IPSOS affiliate, to launch access panel activities in Europe. Under the terms of the agreements, the Company, IPSOS, and LT have agreed to launch joint venture companies in five western European countries of which three are currently operational. The Company initially will have approximately an 18 percent interest in each joint venture but has the option, at its own discretion, to increase its ownership interest to 50 percent during the next seven years by purchasing LT's interest. LT has the right to sell its joint venture interests to the Company anytime after three years. As part of these agreements, the Company has purchased a comparable portion of IPSOS' existing access panel businesses in Germany and France.

   During 1996 and 1995, the Company invested approximately $999,000 and $1,290,000 respectively, in these joint ventures, which is included in other assets in the accompanying balance sheets. This investment has been accounted for using the equity method of accounting. NFO's portion of the joint ventures' 1996 activities resulted in a loss of $453,000, which is reflected in other expenses on the consolidated income statement.


19. Subsequent Event

   On March 20, 1997, the Company signed an agreement and plan of merger to acquire 100% of the stock of Prognostics, a leading provider of survey-based quantitative customer satisfaction research to information technology companies worldwide. Founded in 1981, Prognostics is headquartered in Palo Alto, California and has additional offices in Boston and London, as well as an affiliate relationship in Japan. The purchase will be consummated on April 1, 1997 when the Company will issue 1,726,480 shares of NFO Common Stock. The purchase will be accounted for as a pooling of interests.